Exhibit 99.1

Trip.com Group Limited Reports Unaudited Third Quarter of 2022 Financial Results

Shanghai, China, December 14, 2022 - Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced its unaudited financial results for the third quarter of 2022.

Key Highlights for the Third Quarter of 2022

•	The Company’s China domestic and international business continued to show strong recovery momentum.

•	Both domestic hotel and air reservation revenue saw positive year-over-year growth in the third quarter, with the domestic hotel booking revenue increasing by 25% year over year.

•	International business maintained rapid recovery, with the overall air-ticket bookings on global platforms increasing over 100% year over year.

•	The Company delivered strong results in the third quarter of 2022.

•	Total net revenue increased by 29% year over year and increased by 72% quarter over quarter, mainly driven by the robust recovery in China’s domestic market and overseas markets.

•

Net income for the third quarter of 2022 was RMB245 million (US$34 million), which improved from a net loss of RMB868 million for the same period in 2021 and net income of RMB43 million for the previous quarter.

•

Adjusted EBITDA for the third quarter of 2022 was RMB1.4 billion (US$198 million), representing a 164% increase from RMB537 million for the same period in 2021 and a 300% increase from RMB355 million for the previous quarter. Adjusted EBITDA margin was 21% for the third quarter, compared with 10% for the same period in 2021 and 9% for the previous quarter.

“In the third quarter of 2022, the global markets made continued progress towards normalcy,” said James Liang, Executive Chairman. “The EMEA (Europe, the Middle East and Africa) and America regions maintained strong growth momentum driven by the travel needs in summer. Travel activities also rebounded quickly across the Asia-Pacific region as more and more markets are reopening the borders and lifting quarantine measures. We are excited about the long-term outlook of the global travel industry and the opportunities that lie ahead.”

“We achieved strong results in the third quarter despite market volatility in the back half of this quarter. Our domestic hotel bookings showed positive growth over the last year and almost recovered fully to pre-pandemic levels,” said Jane Sun, Chief Executive Officer. “Our team delivered solid execution, with the topline and bottom line profitability showing strong improvements. Supported by our strengthened product capabilities and improved operating efficiency, we remain positive and confident about our competitive position in global markets.”

Third Quarter of 2022 Financial Results and Business Updates

In the third quarter of 2022, the Company’s domestic business has shown robust recovery due to relaxed travel restrictions and strong travel needs in summer, which led to an increased volume of travel bookings. The Company’s international business also maintained its growth momentum as countries continued to open up and return to normalcy.

For the third quarter of 2022, Trip.com Group reported net revenue of RMB6.9 billion (US$969 million), representing a 29% increase from the same period in 2021 and a 72% increase from the previous quarter, primarily due to the strong recovery of China’s domestic market.

Accommodation reservation revenue for the third quarter of 2022 was RMB2.9 billion (US$408 million), representing a 32% increase from the same period in 2021 and a 114% increase from the previous quarter, primarily due to the strong recovery of China’s domestic market.

Transportation ticketing revenue for the third quarter of 2022 was RMB2.6 billion (US$369 million), representing a 44% increase from the same period in 2021 and a 49% increase from the previous quarter, primarily due to the strong recovery of China’s domestic market and the overseas market.

Packaged-tour revenue for the third quarter of 2022 was relatively stable at RMB387 million (US$54 million) comparing to the same period in 2021. Packaged-tour revenue increased by 217% from the previous quarter, primarily due to the strong recovery of China’s domestic market.

Corporate travel revenue for the third quarter of 2022 was RMB370 million (US$52 million), representing a 9% increase from the same period in 2021 and a 76% increase from the previous quarter, primarily due to the strong recovery of China’s domestic market.

Cost of revenue for the third quarter of 2022 increased by 4% to RMB1.3 billion (US$179 million) from the same period in 2021 and increased by 30% from the previous quarter, primarily due to the strong recovery of China’s domestic market. Cost of revenue as a percentage of net revenue was 18% for the third quarter of 2022.

Product development expenses for the third quarter of 2022 increased by 8% to RMB2.5 billion (US$350 million) from the same period in 2021 and increased by 41% from the previous quarter, primarily due to an increase in product development personnel related expenses. Product development expenses as a percentage of net revenue was 36% for the third quarter of 2022.

Sales and marketing expenses for the third quarter of 2022 increased by 13% to RMB1.4 billion (US$201 million) from the same period in 2021 and increased by 73% from the previous quarter, primarily due to an increase in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 21% for the third quarter of 2022.

General and administrative expenses for the third quarter of 2022 increased by 6% to RMB843 million (US$119 million) from the same period in 2021 and increased by 40% from the previous quarter, primarily due to an increase in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue was 12% for the third quarter of 2022.

Income tax expense for the third quarter of 2022 was RMB277 million (US$39 million), compared to RMB95 million for the same period in 2021 and RMB173 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes, and changes in valuation allowance provided for deferred tax assets.

Net income for the third quarter of 2022 was RMB245 million (US$34 million), compared to net loss of RMB868 million for the same period in 2021 and net income of RMB43 million for the previous quarter. Adjusted EBITDA for the third quarter of 2022 was RMB1.4 billion (US$198 million), compared to RMB537 million for the same period in 2021 and RMB355 million for the previous quarter. Adjusted EBITDA margin was 21% for the third quarter of 2022, compared to 10% for the same period in 2021 and 9% for the previous quarter.

Net income attributable to Trip.com Group’s shareholders for the third quarter of 2022 was RMB266 million (US$37 million), compared to net loss attributable to Trip.com Group’s shareholders of RMB849 million for the same period in 2021 and net income attributable to Trip.com Group’s shareholders of RMB69 million for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense) and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the third quarter of 2022 was RMB1.0 billion (US$145 million), compared to non-GAAP net income attributable to Trip.com Group’s shareholders of RMB523 million for the same period in 2021 and non-GAAP net loss attributable to Trip.com Group’s shareholders of RMB203 million for the previous quarter.

Diluted income per ordinary share and per ADS was RMB0.41 (US$0.06) for the third quarter of 2022. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects, non-GAAP diluted income per ordinary share and per ADS was RMB1.58 (US$0.22) for the third quarter of 2022. Each ADS currently represents one ordinary share of the Company.

In September 2022, the Company repurchased the remaining US$51 million principal amount of the 1.25% convertible senior notes due 2022 and the entire US$25 million principal amount of the 1.25% convertible notes due 2022 issued to a subsidiary of Booking Holdings Inc.

As of September 30, 2022, the balance of cash and cash equivalents, restricted cash, short-term investment, held to maturity time deposit and financial products was RMB62.0 billion (US$8.7 billion).

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM EST on December 14, 2022 (or 8:00 AM CST on December 15, 2022) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BI824db219146c4652937934eb6277037b.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, the impact of COVID-19 pandemic to Trip.com Group’s business operations, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of Trip.com Group’s affiliated Chinese entities and the contractual arrangements among Trip.com Group, its affiliated Chinese entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s unaudited condensed consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes, net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2021	September 30, 2022	September 30, 2022
	RMB (million)	RMB (million)	USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	21,196	18,916	2,659
Short-term investments	29,566	28,684	4,032
Accounts receivable, net	4,649	6,151	865
Prepayments and other current assets	10,697	13,294	1,869
Total current assets	66,108	67,045	9,425
Property, equipment and software	5,534	5,224	734
Intangible assets and land use rights	13,046	12,869	1,809
Right-of-use assets	777	871	122
Investments (Includes held to maturity time deposit and financial products of RMB13,112 million and RMB14,386 million as of December 31,2021 and September 30, 2022, respectively)	44,961	47,004	6,608
Goodwill	59,353	59,313	8,338
Other long-term assets	396	404	57
Deferred tax asset	1,684	1,568	220
Total assets	191,859	194,298	27,313
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	39,866	33,868	4,761
Accounts payable	6,019	7,389	1,039
Advances from customers	7,535	7,844	1,103
Other current liabilities	12,798	12,607	1,770
Total current liabilities	66,218	61,708	8,673
Deferred tax liability	3,527	3,477	489
Long-term debt	11,093	17,435	2,451
Long-term lease liability	400	553	78
Other long-term liabilities	165	182	26
Total liabilities	81,403	83,355	11,717
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	109,677	110,230	15,496
Non-controlling interests	779	713	100
Total shareholders’ equity	110,456	110,943	15,596
Total liabilities and shareholders’ equity	191,859	194,298	27,313

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)
Revenue:
Accommodation reservation	2,194	1,357	2,904	408
Transportation ticketing	1,817	1,763	2,623	369
Packaged-tour	392	122	387	54
Corporate travel	338	210	370	52
Others	605	564	613	86
Total revenue	5,346	4,016	6,897	969
Less: Sales tax and surcharges	(2)	(5)	(5)	(1)
Net revenue	5,344	4,011	6,892	968
Cost of revenue	(1,223)	(976)	(1,271)	(179)
Gross profit	4,121	3,035	5,621	789
Operating expenses:
Product development *	(2,305)	(1,772)	(2,491)	(350)
Sales and marketing *	(1,270)	(826)	(1,433)	(201)
General and administrative *	(792)	(604)	(843)	(119)
Total operating expenses	(4,367)	(3,202)	(4,767)	(670)
(Loss)/Income from operations	(246)	(167)	854	119
Interest income	485	544	453	64
Interest expense	(382)	(351)	(395)	(55)
Other (expense)/income	(854)	469	(492)	(69)
(Loss)/Income before income tax expense and equity in income of affiliates	(997)	495	420	59
Income tax expense	(95)	(173)	(277)	(39)
Equity in income/(loss) of affiliates	224	(279)	102	14
Net (loss)/income	(868)	43	245	34
Net loss attributable to non-controlling interests	19	26	21	3
Net (loss)/income attributable to Trip.com Group Limited	(849)	69	266	37
(Losses)/Earnings per ordinary share
- Basic	(1.32)	0.10	0.41	0.06
- Diluted	(1.32)	0.10	0.41	0.06
(Losses)/Earnings per ADS
- Basic	(1.32)	0.10	0.41	0.06
- Diluted	(1.32)	0.10	0.41	0.06
Weighted average ordinary shares outstanding
- Basic	643,856,428	647,866,001	647,909,665	647,909,665
- Diluted	643,856,428	650,906,465	653,485,857	653,485,857

* Share-based compensation included in Operating expenses above is as follows:
Product development	221	146	167	24
Sales and marketing	35	28	32	4
General and administrative	258	130	152	21

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except % and per share data)

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2022
	RMB (million)	RMB (million)	RMB (million)	USD (million)
Net (loss)/income	(868)	43	245	34
Less: Interest income	(485)	(544)	(453)	(64)
Add: Interest expense	382	351	395	55
Add: Other expense/(income)	854	(469)	492	69
Add: Income tax expense	95	173	277	39
Add: Equity in (income)/loss of affiliates	(224)	279	(102)	(14)
(Loss)/income from operations	(246)	(167)	854	119
Add: Share-based compensation	514	304	351	49
Add: Depreciation and amortization	269	218	214	30
Adjusted EBITDA	537	355	1,419	198
Adjusted EBITDA margin	10%	9%	21%	21%
Net (loss)/income attributable to Trip.com Group Limited	(849)	69	266	37
Add: Share-based compensation	514	304	351	49
Add: Loss/(gain) from fair value changes of equity securities investments and exchangeable senior notes	903	(668)	490	69
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	(45)	92	(72)	(10)
Non-GAAP net income/(loss) attributable to Trip.com Group Limited	523	(203)	1,035	145
Weighted average ordinary shares outstanding- Diluted-non GAAP	646,684,353	647,866,001	653,485,857	653,485,857
Non-GAAP Diluted income/(losses) per share	0.81	(0.31)	1.58	0.22
Non-GAAP Diluted income/(losses) per ADS	0.81	(0.31)	1.58	0.22

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.1135 on September 30, 2022 published by the Federal Reserve Board.